    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 8, 1995

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
                         (PURSUANT TO SECTION 13(E) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 3)

                    SOURCE ONE MORTGAGE SERVICES CORPORATION
                              (NAME OF THE ISSUER)

                    SOURCE ONE MORTGAGE SERVICES CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)
                            ------------------------

                   8.42% CUMULATIVE PREFERRED STOCK, SERIES A
                         (TITLE OF CLASS OF SECURITIES)

                                  836154 20 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                               ROBERT W. RICHARDS
                                    CHAIRMAN
                    SOURCE ONE MORTGAGE SERVICES CORPORATION
                             27555 FARMINGTON ROAD
                        FARMINGTON HILLS, MI 48334-3357
                                 (810) 488-7000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
                               COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    Copy To:
                              JOHN A. MARXER, ESQ.
                  MILLER, CANFIELD, PADDOCK AND STONE, P.L.C.
                            1400 NORTH WOODWARD AVE.
                                   SUITE 100
                           BLOOMFIELD HILLS, MI 48304
                                 (810) 645-5000

This statement is filed in connection with (check the appropriate box):
     a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. / / The filing of a registration statement under the Securities Act of 1933.
     c. /X/ A tender offer.
     d. / / None of the above.

Check the following box if soliciting materials or an information statement referred to in checking box (a) are preliminary copies: / /

                           CALCULATION OF FILING FEE

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                                                                            AMOUNT OF FILING
                         TRANSACTION VALUATION                                    FEE
---------------------------------------------------------------------------------------------
The transaction value equals $101,250,000, calculated pursuant to Rule
  0-11 under the Securities Exchange Act of 1934, as follows: the product of $25.3125 (the average of the high and low prices for the
  Preferred Stock on October 10, 1995, as reported by the New York Stock       $20,250.00
  Exchange Composite Tape) and 4,000,000 (the maximum number of shares of Preferred Stock which may be tendered pursuant to the Exchange
  Offer).
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which this offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  $34,310.35                    Filing Party:  Source One Mortgage Services
                                                                      Corporation
Form or registration no.: Form S-4; 33-62765           Date Filed:    September 20, 1995

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Rule 13e-3 Transaction Statement (the "Statement") relates to the offer by Source One Mortgage Services Corporation, a Delaware corporation (the "Company"), pursuant to its Offer to Exchange dated November 7, 1995 (the "Offer to Exchange") to exchange up to $100,000,000 aggregate principal amount of its 9.375% Quarterly Income Capital Securities (the "Debentures") (Subordinated Interest Deferrable Debentures, Due 2025) for any and all of its 8.42% Cumulative Preferred Stock, Series A.



     The cross reference sheets on the following pages are being supplied pursuant to General Instruction F to Schedule 13E-3 and show the location of the information required to be included in response to the items of this Statement
(a) in the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed by the Company with the Securities and Exchange Commission (the "Commission") on the date hereof and (b) in the Registration Statement on Form S-4 (File No. 33-62765), including the Prospectus, dated November 7, 1995 (as amended and together with the supplements thereto and the exhibits thereto identified therein, the "Exchange Offer Statement") filed by the Company with the Commission. The information set forth in (i) the Schedule 13E-4, which is attached hereto as Exhibit (g), including all exhibits thereto, and (ii) the Exchange Offer Statement, which is attached hereto as Exhibit (d)(1), including all exhibits thereto, are each expressly incorporated by reference and responses to each item herein are qualified in their entirety by the provisions of the
Schedule 13E-4 and of the Exchange Offer Statement.

                             CROSS REFERENCE SHEET
                               TO SCHEDULE 13E-4

                                   ITEM IN                                     WHERE LOCATED IN
                               SCHEDULE 13E-3                                   SCHEDULE 13E-4
-----------------------------------------------------------------------------  ----------------
Item 1(a)....................................................................   Item 1(a)
Item 1(b)....................................................................   Item 1(b)
Item 1(c)....................................................................   Item 1(c)
Item 1(d)....................................................................   *
Item 1(e)....................................................................   *
Item 1(f)....................................................................   *
Item 2(a)....................................................................   *
Item 2(b)....................................................................   *
Item 2(c)....................................................................   *
Item 2(d)....................................................................   *
Item 2(e)....................................................................   *
Item 2(f)....................................................................   *
Item 2(g)....................................................................   *
Item 3(a)(1).................................................................   *
Item 3(a)(2).................................................................   *
Item 3(b)....................................................................   *
Item 4(a)....................................................................   *
Item 4(b)....................................................................   *
Item 5(a)....................................................................   Item 3(b)
Item 5(b)....................................................................   Item 3(c)
Item 5(c)....................................................................   Item 3(d)
Item 5(d)....................................................................   Item 3(e)
Item 5(e)....................................................................   Item 3(f)
Item 5(f)....................................................................   Item 3(i)
Item 5(g)....................................................................   Item 3(j)
Item 6(a)....................................................................   Item 2(a)
Item 6(b)....................................................................   *
Item 6(c)....................................................................   Item 2(b)
Item 6(d)....................................................................   *
Item 7(a)....................................................................   Item 3
Item 7(b)....................................................................   *
Item 7(c)....................................................................   *
Item 7(d)....................................................................   *
Item 8(a)....................................................................   *
Item 8(b)....................................................................   *
Item 8(c)....................................................................   *
Item 8(d)....................................................................   *
Item 8(e)....................................................................   *
Item 8(f)....................................................................   *
Item 9(a)....................................................................   *
Item 9(b)....................................................................   *
Item 9(c)....................................................................   *
Item 10(a)...................................................................   *
Item 10(b)...................................................................   Item 4

                                   ITEM IN                                     WHERE LOCATED IN
                               SCHEDULE 13E-3                                   SCHEDULE 13E-4
-----------------------------------------------------------------------------  ----------------
Item 11......................................................................   Item 5
Item 12(a)...................................................................   *
Item 12(b)...................................................................   *
Item 13(a)...................................................................   *
Item 13(b)...................................................................   *
Item 13(c)...................................................................   *
Item 14(a)...................................................................   Item 7(a)
Item 14(b)...................................................................   Item 7(b)
Item 15(a)...................................................................   *
Item 15(b)...................................................................   Item 6
Item 16......................................................................   Item 8(e)
Item 17(a)...................................................................   Item 9(b)
Item 17(b)...................................................................   *
Item 17(c)...................................................................   Item 9(c)
Item 17(d)...................................................................   Item 9(a)
Item 17(e)...................................................................   *
Item 17(f)...................................................................   Item 9(f)

---------------
* The item is located in the Schedule 13E-3 only.

                             CROSS REFERENCE SHEET
                          TO EXCHANGE OFFER STATEMENT

                        ITEM IN                                  WHERE LOCATED IN
                   SCHEDULE 13E-3                            EXCHANGE OFFER STATEMENT
----------------------------------------------------  ---------------------------------------
Item 1(a)...........................................  Front cover page; The Company
Item 1(b)...........................................  Cover page of Offer to Exchange; Risk
                                                      Factors; Market and Trading Information
Item 1(c)...........................................  Market and Trading Information
Item 1(d)...........................................  Market and Trading Information;
                                                      Description of Preferred Stock
Item 1(e)...........................................  Transactions and Arrangements
                                                      Concerning the Shares of the Preferred
                                                      Stock
Item 1(f) ..........................................  Transactions and Arrangements
                                                      Concerning Shares of the Preferred
                                                      Stock
Item 2(a)...........................................  Not Applicable
Item 2(b)...........................................  Not Applicable
Item 2(c)...........................................  Not Applicable
Item 2(d)...........................................  Not Applicable
Item 2(e)...........................................  Not Applicable
Item 2(f) ..........................................  Not Applicable
Item 2(g)...........................................  Not Applicable
Item 3(a)(1)........................................  Not Applicable
Item 3(a)(2)........................................  Not Applicable
Item 3(b)...........................................  Not Applicable
Item 4(a)...........................................  Risk Factors; Special Factors; The
                                                      Exchange Offer
Item 4(b)...........................................  None
Item 5(a)...........................................  Special Factors
Item 5(b)...........................................  Special Factors
Item 5(c)...........................................  Special Factors
Item 5(d)...........................................  Special Factors
Item 5(e)...........................................  Special Factors
Item 5(f) ..........................................  Special Factors
Item 5(g)...........................................  Special Factors
Item 6(a)...........................................  The Exchange Offer; Description of
                                                      QUICS
Item 6(b)...........................................  The Exchange Offer
Item 6(c)...........................................  Description of QUICS
Item 6(d)...........................................  Not Applicable
Item 7(a)...........................................  Special Factors
Item 7(b)...........................................  Not Applicable
Item 7(c)...........................................  Special Factors
Item 7(d)...........................................  Prospectus Summary; Special Factors
Item 8(a)...........................................  Special Factors
Item 8(b)...........................................  Special Factors
Item 8(c)...........................................  Risk Factors; The Exchange Offer
Item 8(d)...........................................  Special Factors
Item 8(e)...........................................  Special Factors
Item 8(f) ..........................................  Not Applicable
Item 9(a)...........................................  Special Factors
Item 9(b)...........................................  Not Applicable
Item 9(c)...........................................  Not Applicable

                        ITEM IN                                  WHERE LOCATED IN
                   SCHEDULE 13E-3                            EXCHANGE OFFER STATEMENT
----------------------------------------------------  ---------------------------------------
Item 10(a)..........................................  Transactions and Arrangements
                                                      Concerning the Shares of the Preferred
                                                      Stock
Item 10(b)..........................................  Transactions and Arrangements
                                                      Concerning the Shares of the Preferred
                                                      Stock
Item 11.............................................  Transactions and Arrangements
                                                      Concerning the Shares of the Preferred
                                                      Stock
Item 12(a)..........................................  Not Known At This Time
Item 12(b)..........................................  Special Factors
Item 13(a)..........................................  Risk Factors
Item 13(b)..........................................  Not Applicable
Item 13(c)..........................................  Risk Factors; Special Factors
Item 14(a)..........................................  Prospectus Summary; Capitalization;
                                                      Ratio of Earnings to Combined Fixed
                                                      Charges and Preferred Stock Dividend
                                                      Requirements; Incorporation of Certain
                                                      Documents by Reference
Item 14(b)..........................................  Prospectus Summary; Capitalization;
                                                      Ratio of Earnings to Combined Fixed
                                                      Charges and Preferred Stock Dividend
                                                      Requirements
Item 15(a)..........................................  None
Item 15(b)..........................................  The Exchange Offer
Item 16.............................................  Offer to Exchange; Letter of
                                                      Transmittal
Item 17(a)..........................................  Exhibit 4(a) and (b)
Item 17(b)..........................................  Not Applicable
Item 17(c)..........................................  Not Applicable
Item 17(d)..........................................  Exhibits
Item 17(e)..........................................  Not Applicable
Item 17(f) .........................................  Exhibits

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name of the issuer is Source One Mortgage Services Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 27555 Farmington Road, Farmington Hills, Michigan 48334-3357 (Telephone Number (810) 488-7000).


     (b) The information set forth in the front cover page, "Risk Factors" and "Market and Trading Information" of the Offer to Exchange dated November 7, 1995 (the "Offer to Exchange"), a copy of which is attached hereto as Exhibit (d)(1), is incorporated herein by reference.


     (c)-(d) The information set forth in "Market and Trading Information" and "Description of Preferred Stock" of the Offer to Exchange is incorporated herein by reference.

     (e)-(f) The information set forth in "Transactions and Arrangements Concerning the Shares of the Preferred Stock" of the Offer to Exchange is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     The person filing this statement is the issuer.

     (a)-(g) Not applicable.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) Not applicable.


     (b) Except for the consideration by the Company of the advantages of making this Exchange Offer, and except as otherwise described below, there have been no contacts or negotiations concerning any transactions between any affiliates of the issuer concerning, or between the issuer or any of its affiliates and any person who would have a direct interest in, a merger, consolidation or acquisition, a tender offer for or other acquisition of securities of any class of the issuer, an election of directors of the issuer or a sale or other transfer of a material amount of assets of the issuer and its subsidiaries which have been entered into or which have occurred since the commencement of the issuer's second full fiscal year preceding the date of this Schedule. On August 4, 1994, Fund American Enterprises Holdings, Inc. ("FAEH"), the indirect parent of the Company, announced that it had received an unsolicited proposal for the purchase of the Company. FAEH engaged Lehman Brothers to review the proposal, assess related strategic opportunities, and identify potential buyers. Although there were a number of expressions of interest, on December 19, 1994 FAEH advised Lehman Brothers to discontinue its efforts for the reason that, in its opinion, the climate was not favorable to realize full value for the Company.


ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in "Risk Factors"; "Special Factors" and "The Exchange Offer" of the Offer to Exchange is incorporated herein by reference.

     (b) None.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(g) The information set forth in "Special Factors" of the Offer to Exchange is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "The Exchange Offer -- Dealer Managers", "-- Fees and Expenses; Transfer Taxes", "-- Accrued Dividends", "-- Exchange Agent and Information Agent", "Certain United States Federal Income Tax Consequences", and "Description of QUICS" of the Offer to Exchange is incorporated herein by reference.

     (c) The information set forth in "Description of QUICS" of the Offer to Exchange is incorporated herein by reference.

     (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) The information set forth in "Special Factors" of the Offer to Exchange is incorporated herein by reference.

     (b) Not applicable.

     (c) The information set forth in "Special Factors" of the Offer to Exchange is incorporated herein by reference.

     (d) The information set forth in "Prospectus Summary", "-- Comparison of QUICS and Preferred Stock", "Special Factors" and Certain United States Federal Income Tax Consequences of the Offer to Exchange is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a)-(b) The information set forth in "Special Factors" of the Offer to Exchange is incorporated herein by reference.

     (c) The information set forth in "Risk Factors" and "The Exchange Offer -- General," "-- Expiration; Extension; Termination; Amendment" and "-- Conditions of the Exchange Offer" is incorporated herein by reference.

     (d)-(e) The information set forth in "Special Factors" of the Offer to Exchange is incorporated herein by reference.

     (f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) The information set forth in "Special Factors" of the Offer to Exchange is incorporated herein by reference.

     (b)-(c) Not applicable.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The information set forth in "Transactions and Arrangements Concerning the Shares of the Preferred Stock" of the Offer to Exchange is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Transactions and Arrangements Concerning the Shares of the Preferred Stock" of the Offer to Exchange is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) The information set forth in "Transactions and Arrangements Concerning the Shares of the Preferred Stock" of the Offer to Exchange is incorporated herein by reference.

     (b) The information set forth in the front cover page and "Special Factors" of the Offer to Exchange is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in "Risk Factors -- Certain Legal Matters; Regulatory and Foreign Approvals; No Appraisal Rights" of the Offer to Exchange is incorporated herein by reference.

     (b) Not applicable.

     (c) The information set forth in "Risk Factors -- Listing and Trading of QUICS and Preferred Stock" and "Special Factors" of the Offer to Exchange is incorporated herein by reference.

ITEM 14.  FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "Prospectus Summary -- Selected Consolidated Financial Data"; "Capitalization"; "Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements" and in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 (including the pages of the Company's Annual Report to Shareholders that have been incorporated by reference in such Annual Report on Form 10-K) and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995, incorporated in "Incorporation of Certain Documents by Reference" of the Offer to Exchange is incorporated herein by reference.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) None.

     (b) The information set forth in the front cover page, "The Exchange Offer -- Dealer Managers", "-- Fees and Expenses; Transfer Taxes", and "-- Exchange Agent and Information Agent" of the Offer to Exchange is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     Reference is hereby made to the Offer to Exchange and the Letter of Transmittal, copies of which are attached as Exhibits (d)(1) and (d)(2), respectively, and incorporated in their entirety by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.


     *(a)(1)     Form of Indenture between Source One Mortgage Services Corporation and IBJ
                 Schroeder Bank & Trust Company, as trustee.
     *(a)(2)     Form of First Supplemental Indenture between Source One Mortgage Services
                 Corporation and IBJ Schroeder Bank & Trust Company, as trustee.
      (b)        Not applicable.
      (c)        Not applicable.
     *(d)(1)     Offer to Exchange dated November 7, 1995.
     *(d)(2)     Letter of Transmittal.
     *(d)(3)     Notice of Guaranteed Delivery.
     *(d)(4)     Letter to brokers, dealers, commercial banks, trust companies and other nominees dated November 7, 1995.
     *(d)(5)     Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees dated November 7, 1995.
     *(d)(6)     Letter to holders of shares of Preferred Stock dated November 7, 1995.
     *(d)(7)     Press Release dated November 7, 1995.
     *(d)(8)     Summary advertisement dated November 7, 1995.
    **(d)(9)     Guidelines for Certification of Taxpayer Identification Number on
                 Substitute Form W-9.
      (e)        Not applicable.
     *(f)        Questions and Answers Sheet to be sent to holders of shares of the
                 Preferred Stock and to be used by brokers, dealers, commercial banks, trust companies and other nominees in responding to inquiries from their clients.
     *(g)(1)     Issuer Tender Offer Statement on Schedule 13E-4.


---------------
  * Filed herewith.

 ** Previously filed.

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          SOURCE ONE MORTGAGE SERVICES
                                          CORPORATION, Delaware corporation

                                          By /s/ ROBERT W. RICHARDS

                                            ------------------------------------
                                            Name: Robert W. Richards
                                            Title: Chairman


Dated: November 7, 1995

                                 EXHIBIT INDEX


                                                                                     SEQUENTIALLY
    EXHIBIT                                                                            NUMBERED
     NUMBER                                 DESCRIPTION                                 PAGES
   ----------    -----------------------------------------------------------------   ------------
     *(a)(1)     Form of Indenture between Source One Mortgage Services
                 Corporation and IBJ Schroeder Bank & Trust Company, as trustee.
     *(a)(2)     Form of First Supplemental Indenture between Source One Mortgage
                 Services Corporation and IBJ Schroeder Bank & Trust Company, as
                 trustee.
      (b)        Not applicable.
      (c)        Not applicable.
     *(d)(1)     Offer to Exchange dated November 7, 1995.
     *(d)(2)     Letter of Transmittal.
     *(d)(3)     Notice of Guaranteed Delivery.
     *(d)(4)     Letter to brokers, dealers, commercial banks, trust companies and other nominees dated November 7, 1995.
     *(d)(5)     Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees dated November 7, 1995.
     *(d)(6)     Letter to holders of shares of Preferred Stock dated November 7,
                 1995.
     *(d)(7)     Press Release dated November 7, 1995.
     *(d)(8)     Summary advertisement dated November 7, 1995.
    **(d)(9)     Guidelines for Certification of Taxpayer Identification Number on
                 Substitute Form W-9.
      (e)        Not applicable.
     *(f)        Questions and Answers Sheet to be sent to holders of shares of the Preferred Stock and to be used by brokers, dealers,
                 commercial banks, trust companies and other nominees in
                 responding to inquiries from their clients.
     *(g)(1)     Issuer Tender Offer Statement on Schedule 13E-4.


---------------
  * Filed herewith.

 ** Previously filed.